QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.8

Schedule A – Statement of Corporate Governance Practices

Highlights of 2007 Governance Efforts

The Company has a solid governance framework and continually reviews opportunities to further enhance its corporate governance practices. In addition to routine governance matters that are reviewed by the Board of Directors and its committees at all regularly scheduled meetings, the following is a list of the Company's ongoing governance efforts in 2007:

  •
  The Management Succession and Compensation Committee oversaw the successful recruitment process for a successor to James W. Buckee, resulting in the appointment of John A. Manzoni as President and Chief Executive Officer effective September 1, 2007.

  •
  The Governance and Nominating Committee completed a detailed analysis of the Board composition with a view to succession planning and effective decision making. John D. Watson was appointed as a director in October, 2007.

  •
  All directors (including the newly appointed director), except the former and current President and Chief Executive Officer, were determined to be independent in accordance with applicable securities legislation.

  •
  All members of the Audit, Governance and Nominating, Management Succession and Compensation and Reserves Committees were determined to be independent in accordance with applicable securities legislation.

  •
  The Board approved a majority voting policy for directors in February 2007.

  •
  All directors and executive officers met the Company's share ownership guidelines. The Company's director share ownership policy was recognized as a best practice by the Canadian Coalition for Good Governance.

  •
  Evaluation of the Board, Board committees, and individual directors (including separate evaluations of directors serving as Chairman of a committee or the Board) were completed.

  •
  Management approved an Alcohol and Drug Policy for the Company's Canadian operations. All employees covered by the policy were required to complete on-line training to familiarize themselves with the policy, with specialized training for supervisors.

  •
  The Company updated its Insider Trading Policy and Disclosure Policy practices to reflect legislative changes and best practices. Both policies were approved by the Board of Directors.

Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies.

With respect to the NYSE corporate governance listing standards, the Company's corporate governance practices differ in only three respects from those applicable to US companies. First, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer's outstanding securities and must also be approved by shareholders every three years. If the plan provides a specific procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. Secondly, the NYSE listing standards require that any waivers of a company's code of business conduct and ethics for directors or executive officers be promptly disclosed. The Company complies with the requirements of the CSA Rules, which specify that material departures from the Policy on Business Conduct and Ethics by a director or executive officer which constitute a material change to the Company will be promptly disclosed to shareholders. Finally, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of the Company's compliance with legal and regulatory requirements. The Company's Board oversees the Company's compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board's Terms of Reference. Each of the Board committees assists the Board in its oversight of the Company's compliance with legal and regulatory requirements in each of their areas of responsibility.

26 Talisman Energy 2007 Management Proxy Circular

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by e-mail at: tlm@talisman-energy.com. The Terms of Reference for the Board are reproduced in their entirety in this Schedule. In addition, the Terms of Reference for the Audit Committee are reproduced in their entirety in Schedule C to the Company's Annual Information Form for the year ended December 31, 2007.

Independence of the Board

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Throughout 2007, the Board made the following conclusions regarding the Company's compliance with the majority independent requirement of the CSA Rules and Multilateral Instrument 52-110 ("MI 52-110"):

  •
  From January to September 2007, the Board of Talisman was comprised of nine directors, eight of whom qualified as independent directors. From January to September 2007, the only related director was James W. Buckee, President and Chief Executive Officer of the Company.

  •
  During September 2007, there was a total of 10 directors, eight of whom qualified as independent directors. During September 2007, there were two related directors, namely, James W. Buckee and the newly appointed President and Chief Executive Officer, John A. Manzoni.

  •
  From October 2007 to the date of this Circular, the Board of Directors of Talisman has been comprised of 10 directors, nine of whom qualified as independent directors. From October 2007 to the date of this Circular, the only related director has been John A. Manzoni, President and Chief Executive Officer of the Company.

In accordance with a NYSE rule that listed companies must have a majority of independent directors, the Board has determined that none of the nine unrelated directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all such nine unrelated directors (being Douglas D. Baldwin, William R. P. Dalton, Kevin S. Dunne, Lawrence G. Tapp, Stella M. Thompson, John D. Watson, Robert G. Welty,

Talisman Energy 2007 Management Proxy Circular 27

Charles R. Williamson and Charles W. Wilson) are independent as defined by the rules of the NYSE. The basis for and results of the independence determinations made by the Board of Directors follow in tabular form:

Name of Director	Independent (I)/ Non-Independent(NI)	Relationship(s) examined and basis for determination

Douglas D. Baldwin	I	Former executive of TransCanada PipeLines Limited. Previous member of the Board of Governors of the University of Calgary (U of C); Talisman has committed $2 million to U of C as a corporate donor. The relationship the Company has with TransCanada was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with TransCanada or U of C in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of the U of C or TransCanada. Not material relationships with the Company.

William R.P. Dalton	I	Former executive of HSBC Bank plc. Director of AEGIS Managing Agency for Lloyds of London Syndicate 1225. The relationship the Company has with each of HSBC and AEGIS was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with either company in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of either company. Not material relationships with the Company.

Kevin S. Dunne	I	No relationships requiring examination.

John A. Manzoni	NI	Executive officer of the Company. Determined as non-independent pursuant to CSA Rules, MI 52-110 and NYSE standards.

Lawrence G. Tapp	I	No relationships requiring examination.

Stella M. Thompson	I	No relationships requiring examination.

John D. Watson	I	Former executive of EnCana Corporation. Any relationships the Company has with EnCana are entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with EnCana in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of EnCana. Not a material relationship with the Company.

Robert G. Welty	I	No relationships requiring examination.

Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc. Any relationships the Company has with each of Chevron and Weyerhauser are entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with either company in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of either company. Not material relationships with the Company.

Charles W. Wilson	I	Director of Akita Drilling Ltd. The Company's relationship to Akita might be material to Akita; however: (i) the relationship that the Company has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson's personal economic exposure to Akita is not material to him. Not a material relationship with the Company.

28 Talisman Energy 2007 Management Proxy Circular

The Company's Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors. See "Board Succession" herein.

The composition of the Board, including the independence of the Chairman and his specified role, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management. All committees of the Board of Directors are composed entirely of unrelated, independent directors with the exception of the Executive Committee, the majority of whose members are unrelated and independent.

Other and Interlocking Directorships

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in the Circular under the heading "Election of Directors".

Douglas D. Baldwin and John D. Watson currently serve as directors of UTS Energy Corporation. Neither Mr. Baldwin nor Mr. Watson serves as management of UTS Energy Corporation.

The Company's Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

Orientation and Continuing Education

The Company has an orientation and development program for its Board. An orientation manual, which is updated for existing directors on a regular basis, is provided to new Board members, who are expected to review and become familiar with its contents. In addition, the Company conducts an orientation session with each new director to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis, but specifically at an annual strategy session, and typically include reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business. The Board is also briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. Since March 2007, the orientation and continuing education activities of the Board and its members have included the following:

  •
  a new director orientation session on governance and Corporate Secretary matters;

  •
  a full day new director orientation session on the Company's business and operations;

  •
  a visit to the offshore Gyda platform in the Norwegian North Sea; and

  •
  an external presentation on Norwegian oil politics.

In addition, all Committees regularly receive informational papers on topics related to the particular committee mandate as part of their Board and Board Committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company.

Summary of Meetings Held, Attendance Record

During 2007, six Board meetings were held, one of which was called as a special meeting.

In-camera sessions comprising only independent directors are required at each Board meeting and the Roles and Responsibilities of the Chairman of the Board contemplate that the holding of such meetings upon completion of the ordinary business of the Board is a duty of the Chairman. During the year ended December 31, 2007, the Board held in-camera sessions at each regularly scheduled meeting of the Board. In addition to these regularly scheduled in-camera sessions, the independent members of the Board

Talisman Energy 2007 Management Proxy Circular 29

conducted more comprehensive in-camera sessions for specific items, including strategy, management structure and succession planning. In addition, separate in-camera sessions were conducted by the Reserves Committee with the Company's Internal Qualified Reserves Evaluator and by the Audit Committee with both the external auditor and internal auditors. The Chairman maintains regular contact with Board members regarding issues to come before the Board, and solicits views on matters considered important to the function of the Board.

The attendance record of each director during the 12 month period ended December 31, 2007 is as follows:

Name	Board Meetings Attended		Committee Meetings Attended

Douglas D. Baldwin	6 of 6	100%	Management Succession and Compensation Governance and Nominating Reserves	100% 100% 100%

William R.P. Dalton	6 of 6	100%	Audit Pension	100% 100%

Kevin S. Dunne	6 of 6	100%	Governance and Nominating Pension Reserves	100% 75% 100%	[3]

John A. Manzoni [1]	2 of 2	100%	Executive [6] Pension	– 100%

Lawrence G. Tapp	6 of 6	100%	Management Succession and Compensation Audit [7]	100% 100%

Stella M. Thompson	6 of 6	100%	Executive [6] Management Succession and Compensation Pension	– 83% 100%	[4]

John D. Watson [2]	2 of 2	100%	Audit Pension	100% –

Robert G. Welty	6 of 6	100%	Audit Governance and Nominating	100% 100%

Charles R. Williamson	6 of 6	100%	Management Succession and Compensation Governance and Nominating	83% 67%	[5] [5]

Charles W. Wilson	6 of 6	100%	Audit Executive [6] Reserves	100% – 100%

Overall attendance rate		100%		94%

Notes:

1
Mr. Manzoni was appointed to the Board of Directors and to the Executive and Pension Funds Committees on September 1, 2007. On December 5, 2007, the composition of the committees was refined and Mr. Manzoni ceased to be a member of the Pension Funds Committee. His attendance reflects all meetings that were held during his service on these committees.
2
Mr. Watson was appointed to the Board of Directors and to the Audit Committee on October 15, 2007 and to the Pension Funds Committee on December 5, 2007. His attendance reflects all meetings that were held since his appointment. There have been no meetings of the Pension Funds Committee since Mr. Watson's appointment.
3
Mr. Dunne was unable to attend one Pension Funds Committee meeting due to personal matters. The meeting was not a regularly scheduled meeting.
4
Ms. Thompson was unable to attend two Management Succession and Compensation Committee meetings due to scheduling conflicts. Both of these meetings were not regularly scheduled meetings.
5
Mr. Williamson was unable to attend two Management Succession and Compensation Committee meetings and one Governance and Nominating Committee meeting due to scheduling conflicts. One of the two missed MSCC meetings was not a regularly scheduled meeting.
6
The Executive Committee has no regularly scheduled meetings. There were no Executive Committee meetings held in 2007.
7
On December 5, 2007, the composition of the committees was refined and Mr. Tapp ceased to be a member of the Audit Committee. His attendance reflects all meetings that were held during his service on this committee.

Board Succession

The Governance and Nominating Committee gave particular focus to succession planning for Board members in 2007.

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the Company's selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's

30 Talisman Energy 2007 Management Proxy Circular

governance framework and current Board composition. Ideal characteristics may include: service on other public company boards; senior executive experience including experience as a Chief Executive Officer or President of a multinational division or subsidiary; general experience with internationally focused organizations having diverse cultural environments and regulatory structures; specific experience with international exploration and production companies; technical expertise in the oil and gas industry; and financial acumen, including senior executive experience related to financial reporting, accounting functions and public capital markets. Each potential Board candidate is also reviewed in the context of his or her previous positions and appointments to assess potential effectiveness as a director, leadership qualities and unique perspectives that would contribute to the Board as a whole. The Company maintains an evergreen list of potential Board members.

In 2007, the Governance and Nominating Committee updated its profile of all current directors' experience and qualifications to assist in succession planning. Using the profiles and evergreen list noted above, the Governance and Nominating Committee identified and considered various candidates throughout 2007. As a result, John D. Watson, who is considered independent, was appointed to the Board of Directors on October 15, 2007.

Also in 2007, the Governance and Nominating Committee reviewed the Board Succession Policy in detail. Upon recommendation from the Governance and Nominating Committee and after determining it to be in the best interests of the Corporation, the Board approved a waiver, until the end of the 2009 shareholders' meeting, of the retirement age of 70 contained in the Board Succession Policy in favour of Douglas D. Baldwin, the Chairman of the Board, and Lawrence G. Tapp, the Chair of the Management Succession and Compensation Committee. The continued service of Douglas D. Baldwin and Lawrence G. Tapp is subject to shareholder approval at each annual general meeting of shareholders of the Corporation.

The Governance and Nominating Committee's director succession planning is an ongoing exercise. On an annual basis, the Governance and Nominating Committee also reviews the size of the Board with a view to Board effectiveness.

Terms of Reference

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Responsibilities of the Board

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company toward compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to

Talisman Energy 2007 Management Proxy Circular 31

its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

Terms of Reference	In fulfilling its primary responsibilities, the Board ensures that the Company has:
Primary Responsibilities	•	established long-term goals and a strategic planning process, identified and has an understanding of the principal risks of the Company's business and implemented appropriate systems to monitor and manage those risks;
	•	established processes to manage and measure management's and, in particular, the Chief Executive Officer's performance in achieving the Company's stated objectives, including appropriate training, monitoring, development and succession planning of management;
	•	established internal controls and management systems to effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;
	•	implemented processes to properly oversee Company sponsored pension plans; and
	•	adopted a communications program for effectively communicating with and receiving feedback from shareholders, employees, government authorities, other stakeholders and the public.
The Board is also required to:
	•	satisfy itself as to the business and professional integrity of the Chief Executive Officer and other executive officers, as well as the Chief Executive Officer and the executive officers' creation of a culture of integrity through the Company;
	•	develop the Company's approach to corporate governance, the review of which is led by the Governance and Nominating Committee of the Board; and
	•	monitor compliance with the Company's Policy on Business Conduct and Ethics.

Other Expectations	Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, are included in the Terms of Reference for the Board and are also communicated in orientation sessions for new Board members.

Non-Delegable Responsibilities	The Board of Directors may delegate authority over certain matters to a committee of the Board, provided that certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:
	•	submitting to shareholders any matter requiring their approval;
	•	filling vacancies among the directors or in the office of external auditor or appointing additional directors;
	•	issuing securities, declaring dividends or repurchasing the Company's own shares;
	•	approving management proxy circulars;
	•	approving annual financial statements;
	•	approving the annual statement of reserves data and other oil and gas information and reports thereon; and
	•	adopting, amending or repealing by-laws.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing which are reproduced in their entirety at the end of this Schedule. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

Committees of the Board

The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related director on the Board and is a member of the Executive Committee. All other committees are composed exclusively of unrelated, independent directors. With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the committees of the Board convene in accordance with an annually developed schedule.

32 Talisman Energy 2007 Management Proxy Circular

Audit Committee

Terms of Reference	The primary roles and responsibilities of the Audit Committee include:
	•	reviewing and recommending to the Board for approval, the Company's annual financial statements and accompanying annual management's discussion and analysis;
	•	reviewing the Company's interim financial statements and accompanying interim management's discussion and analysis prior to their publication, filing or delivery to shareholders;
	•	reviewing the annual and all interim earnings press releases prior to their filing or publication,
	•	recommending to the Board the auditors who will be proposed at the annual shareholders' meeting for appointment as the Company's external auditor for the ensuing year;
	•	evaluating and ensuring the independence of the Company's auditor;
	•	reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform;
	•	reviewing results of external audit activities;
	•	reviewing the Company's ongoing relationship with its auditor;
	•	maintaining direct access to the Company's internal auditors and external auditor and meeting separately with each group;
	•	overseeing the internal audit function of the Company and its relationship with the Company's auditors and management;
	•	reviewing and assessing regularly:
(a) the quality and acceptability of accounting policies and financial reporting practices used by the Company;
(b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;
(c) any new or pending developments in accounting and reporting standards that may affect the Company;
(d) the key financial estimates and judgments of management that may be material to the financial reporting of the Company;
(e) policies related to financial disclosure risk assessment and management;
(f) responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company; and
(g) the accounting treatment of large transactions through presentations by management and the Company's auditor;
	•	reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;
	•	reviewing in advance the appointment of the Chief Financial Officer and the adequacy of accounting and financial resources;
	•	reviewing insurance coverage of significant business risks;
	•	receiving a report on the Company's material subsidiaries concerning any material non-routine structures;
	•	reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;
	•	in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements;
	•	directing and supervising the investigation into any matter brought to the Audit Committee's attention within the scope of its duties; and
	•	reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

Talisman Energy 2007 Management Proxy Circular 33

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.
For additional information on the Audit Committee, please see Schedule C to the Company's Annual Information Form for the year ended December 31, 2007.

Membership	William R.P. Dalton, John D. Watson, Robert G. Welty [1], and Charles W. Wilson.

Independence	All members are unrelated, independent directors.

Simultaneous Service	One member of the Audit Committee simultaneously serves on the audit committees of more than three public companies. The Board has determined that such simultaneous service does not impair the ability of this member to effectively serve on the Company's Audit Committee.

Financial Literacy	The Board has also determined that all members of the Audit Committee are "financially literate" as defined in MI 52-110. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. The Board has also determined that Robert G. Welty is an "audit committee financial expert" as defined by the listing standards of the NYSE and related US securities legislation.

Note:

1
Denotes Committee Chair.

Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the US Securities and Exchange Commission ("SEC"), nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2007 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the US Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the US Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm's independence.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's annual report to shareholders for the year ended December 31, 2007.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934 and MI 52-110, the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

  The Audit Committee
  Robert G. Welty, Chair
  William R.P. Dalton
  John D. Watson
  Charles W. Wilson

34 Talisman Energy 2007 Management Proxy Circular

Executive Committee

Terms of Reference	The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Executive Committee do not include those listed previously as warranting the attention of the full Board.

Membership	Douglas D. Baldwin [1], John D. Manzoni, Stella M. Thompson, and Charles W. Wilson.

Independence	John D. Manzoni is a related, non-independent director. All other members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

Governance and Nominating Committee

Terms of Reference	The primary roles and responsibilities of the Governance and Nominating Committee include:
	•	developing a set of corporate governance principles and guidelines applicable to the Company and reviewing and approving the Company's annual disclosure of corporate governance compliance;
	•	establishing a long-term plan for composition of the Board;
	•	establishing a process for identifying, recruiting and appointing new directors and recommending nominees for election to the Board;
	•	reviewing and recommending the education and orientation program for new Board members;
	•	reviewing periodically the size of the Board to ensure its continued effectiveness;
	•	assessing the effectiveness of, and ensuring there is a succession plan for, the Chairman of the Board;
	•	reviewing and determining director compensation to ensure such compensation properly reflects the responsibilities and risks involved in being a director (this includes, but is not limited to reviewing the purpose of, and recommending grants under, the Deferred Share Unit Plan);
	•	developing written position descriptions for the Chairs of the Committees and the Chairman of the Board;
	•	reviewing the general responsibilities and function of the Board, its committees and the roles of the Chairman of the Board and the Chief Executive Officer;
	•	assessing the needs of the Board in terms of frequency, location and conduct of Board and committee meetings;
	•	in respect of matters within the Governance and Nominating Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory compliance;
	•	considering, and when appropriate, granting waivers from the application of the Policy on Business Conduct and Ethics to executive officers and directors. All material waivers shall be promptly disclosed to shareholders in accordance with securities legislation; and
	•	considering requests from individual directors or committees to engage outside advisors.

Membership	Douglas D. Baldwin, Kevin S. Dunne [1], Robert G. Welty and Charles R. Williamson.

Independence	All members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

Talisman Energy 2007 Management Proxy Circular 35

Management Succession and Compensation Committee

Terms of Reference	The primary roles and responsibilities of the Management Succession and Compensation Committee include:
	•	reviewing succession plans for key management positions within the Company and its subsidiaries;
	•	reviewing and making recommendations to the Board as to the election or appointment of executive officers of the Company;
	•	reviewing management development policies and practices and staffing plans in the Company;
	•	reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, the terms and conditions of employee benefit plans, including incentive-compensation plans and equity-based compensation plans;
	•	leading the process for assessing the performance of the Chief Executive Officer;
	•	developing a written position description for the Company's Chief Executive Officer and reviewing the employment agreements and annual performance contracts of the Chief Executive Officer and executive officers;
	•	reviewing and approving the compensation levels of executive officers. In considering the Chief Executive Officer's compensation level, the Committee reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines and approves the Chief Executive Officer's compensation level based on this evaluation;
	•	reviewing and approving employee stock option grants in accordance with the terms of the Employee Stock Option Plan;
	•	reviewing human resource strategies and policies;
	•	producing and reviewing the Company's disclosure of executive compensation; and
	•	in respect of matters within the Management Succession and Compensation Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Membership	Douglas D. Baldwin, Lawrence G. Tapp [1], Stella M. Thompson and Charles R. Williamson

Independence	All Members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

36 Talisman Energy 2007 Management Proxy Circular

Pension Funds Committee

Terms of Reference	For the pension plans elaborated in the Terms of Reference, the primary roles and responsibilities of the Pension Funds Committee include:
	•	reviewing and approving the investment strategy, risk profile and performance of the plans and approving the asset class allocations of the plans;
	•	establishing and reviewing the statement of investment policies and procedures;
	•	reviewing service, costs and contract compliance by the custodian, investment managers and other service providers;
	•	appointing and terminating, as applicable, actuaries, auditors and custodians/trustees and reviewing costs associated with plan administration;
	•	reviewing and approving annual financial statements of the plans;
	•	reviewing and approving the funding policy;
	•	confirming the timely deduction and remittance of employer and member contributions;
	•	establishing the criteria for evaluating the performance of investment funds and investment managers and determining the funds in which to invest;
	•	ensuring appropriate governance structures are in place;
	•	reviewing and approving actuarial valuations;
	•	monitoring the administration of the plans through regular internal audits; and
	•	in respect of matters within the Pension Funds Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements, including compliance with the Guidelines for Capital Accumulation Plans.

Membership	William R.P. Dalton, Kevin S. Dunne, Stella M. Thompson [1] and John D. Watson.

Independence	All members are unrelated independent directors.

Note:

1
Denotes Committee Chair.

Reserves Committee

Terms of Reference	The primary roles and responsibilities of the Reserves Committee include:
	•	reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities;
	•	reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data;
	•	meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;
	•	reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information;
	•	reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;
	•	reviewing and recommending to the Board for approval the content and filing of the Company's annual report of management and directors on oil and gas disclosure; and
	•	in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Membership	Douglas D. Baldwin, Kevin S. Dunne, and Charles W. Wilson [1].

Independence	All members are unrelated, independent directors.

Note:

1
Denotes Committee Chair.

Talisman Energy 2007 Management Proxy Circular 37

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate.

Terms of Reference	Other duties and responsibilities of the Chairman include:
	•	providing independent advice and counsel to the Chief Executive Officer;
	•	ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments;
	•	developing and setting the agendas for meetings of the Board, in concert with the Chief Executive Officer;
	•	recommending to the Board the appointment of members to the committees of the Board after consultation with the directors, management and the Governance and Nominating Committee; and
	•	assessing and making recommendations to the Board annually regarding the effectiveness of the Board as a whole, the committees of the Board and individual directors.
In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (See "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions.

Roles and Responsibilities of the Chief Executive Officer

The Chief Executive Officer is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans. The Chief Executive Officer acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management. The Chief Executive Officer also communicates on behalf of the Company to shareholders, employees, government authorities, other stakeholders and the public.

Terms of Reference	Other duties and responsibilities of the Chief Executive Officer include:
	•	leading the development of the Company's strategy, and leading and overseeing the implementation of the Company's long and short term plans in accordance with its strategy;
	•	assessing the principal risks of the Company to ensure that these risks are being monitored and managed;
	•	ensuring effective internal controls and management information systems are in place;
	•	ensuring that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;
	•	in concert with the Chairman, developing Board agendas; and
	•	abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and the Company's standards and policies, including its environmental, safety and health policies.
In addition, the Chief Executive Officer is made directly responsible for achieving the goals of the Company through an annual performance contract, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to achievement of the goals set out in his annual performance contract.

38 Talisman Energy 2007 Management Proxy Circular

Director Share Ownership Policy

The Company adopted a Deferred Share Unit Plan for non-employee directors effective January 1, 2001 to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided under the heading "Remuneration of Directors" in the Circular.

In August 1998, the Board adopted a program regarding director ownership of Company shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the director share ownership policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five year period. Taking into consideration the three-for-one division of the Common Shares that occurred in May 2006, the following accumulation schedule is currently in effect:

Timetable [1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors 2, [3]

End of Year 1	0.6 X Annual Retainer

End of Year 2	1.2 X Annual Retainer

End of Year 3	1.8 X Annual Retainer

End of Year 4	2.4 X Annual Retainer

End of Year 5	3.0 X Annual Retainer

Notes:

1
Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all existing directors, and will commence on May 1 of such later year during which any new individual is elected director of the Company.
2
John A. Manzoni as President and Chief Executive Officer is required to comply with the Company's Executive Share Ownership Guidelines described in this Circular.
3
The Company does not currently intend to grant stock options to non-executive directors.

Irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be allocated to the DSU program. In addition, a director may voluntarily elect that all or a portion of his or her committee and Board attendance fees be allocated to the DSU program. Directors who do not meet the requirements of the director share ownership policy must either elect to receive a higher portion of their fees in the form of DSUs, or otherwise acquire shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described above. The following table sets out each independent director's equity ownership in the Corporation and any changes in the ownership interest since December 31, 2006.

		Equity Ownership as at December 31, 2006		Equity Ownership as at December 31, 2007[2]		Net Changes in Equity Ownership[2]		Total Value of Equity Investment at	Does the Director meet the Minimum Share
Name	Years of Service[1]	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	December 31, 2007	Ownership Requirements?

Douglas D. Baldwin	4	37,500	80,808	37,500	93,199	0	12,391	$2,392,445	✓

William R.P. Dalton	2	0	4,185	0	8,110	0	3,925	$148,454	✓

Kevin S. Dunne	4	9,000	13,004	9,000	17,009	0	4,005	$476,095	✓

Lawrence G. Tapp	4	21,366	11,205	21,366	14,943	0	3,738	$664,636	✓

Stella M. Thompson	4	22,500	22,589	22,500	26,990	0	4,401	$905,914	✓

John D. Watson	0	0	0	0	0	0	0	0	–

Robert G. Welty	4	22,500	19,986	22,500	25,531	0	5,545	$879,207	✓

Charles R. Williamson	2	0	8,319	0	17,847	0	9,528	$326,689	✓

Charles W. Wilson	4	9,000	36,157	9,000	40,371	0	4,214	$903,736	✓

Total		121,866	196,253	121,866	244,000	0	47,747	$6,697,176

Notes:

1
Year 1 is deemed to have commenced on May 1, 2004 for all directors except for: (1) Messrs. Dalton and Williamson whose Year 1 commenced on May 1, 2006; and (2) Mr. Watson whose Year 1 commences on May 1, 2008.
2
Includes a grant of DSUs to directors in May 2007.

Talisman Energy 2007 Management Proxy Circular 39

Executive Share Ownership Guidelines

The Company has adopted Executive Share Ownership Guidelines to better align the interests of executives to those of shareholders. See "Management Succession and Compensation Committee Report – Share Ownership Guidelines" herein.

Policy on Business Conduct and Ethics

In December 2003, the Company revised its Policy on Business Conduct and Ethics ("PBCE") to better reflect the evolving area of corporate responsibility and to incorporate the new corporate governance standards. In 2005, the PBCE was updated to elaborate the Company's procedures for the reporting of complaints related to accounting and auditing matters, to conform various aspects of the PBCE to the CSA Rules and to reflect various administrative changes.

The Board monitors compliance with the PBCE. Certificates are required at least annually from all worldwide employees, directors and various consultants of the Company which confirm compliance with the PBCE or disclose any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2007.

The Company's PBCE is applicable to all directors, officers and employees of the Company, and can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by e-mail at: tlm@talisman-energy.com. The Ethics Policy has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

Performance Assessments

Assessments of the Board, its Committees, and individual directors (including special assessments of the Chairman of the Board and Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted:

  Annual Board Assessment by All Directors:    Directors complete an annual questionnaire which assesses the Board's effectiveness and performance against its terms of reference. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaires are returned to the Chairman of the Board who reviews and summarizes the results, without attribution to individual Board members, at the directors' meeting held in February of each year. As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required.

  Annual Assessment of each Committee by Members of that Committee:    Each Committee Chair is responsible for conducting a review of his or her Committee's performance over the past year. Members of each Committee are provided with an annual questionnaire which asks them to assess Committee performance against specific terms of reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chairman's overall performance assessment discussed above.

  Annual Assessment of the Chairman of the Board by All Other Directors:    The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee who summarizes the results and reports areas for improvement to the full Board.

  Annual Assessment of each Committee Chair by All Other Committee Members:    Members of each Committee are asked to annually assess and comment on the performance, knowledge and effectiveness of each Committee Chair.

  Annual Assessment of Individual Directors by Other Directors:    The annual questionnaire assessing Board effectiveness also provided directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers.

The results of the performance assessments above are used not only to ensure continuous improvement of Board effectiveness, but to identify possible adjustments to Committee structure and membership, as well as to the applicable terms of reference for the

40 Talisman Energy 2007 Management Proxy Circular

Board, its Committees and Committee Chairs, the Chairman of the Board and Chief Executive Officer. The Governance and Nominating Committee also uses the results of the annual performance assessments to further succession planning efforts.

The terms of the mandate of the Board ensure that the Company annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing three year period. This process produces specific annual and longer term goals for the Company that are further developed into specific performance contracts for each of the executive officers of the Company based upon that executive officer's role in the Company. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of the Company. A significant portion of the annual compensation of each executive officer is based upon achieving these Company and individual goals.

Shareholder Communications

The Company has adopted a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and regularly holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Corporate and Investor Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

Talisman Energy 2007 Management Proxy Circular 41

Terms of Reference – Board of Directors

Roles and Responsibilities

The principal role of the Board of Directors is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

  1.
  the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

  2.
  the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

  3.
  the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

  4.
  the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

  5.
  the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

  6.
  the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

  7.
  the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

  8.
  the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B. Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

  1.
  the submission of items to shareholders for their approval;

  2.
  the filling of a vacancy among the directors or in the office of auditor;

  3.
  the appointment of additional directors;

  4.
  the issue of securities;

  5.
  the declaration of dividends;

  6.
  the purchase, redemption or other acquisition of the Company's own shares;

  7.
  the payment of certain commissions prescribed by the Act;

42 Talisman Energy 2007 Management Proxy Circular

  8.
  the approval of a management proxy circular;

  9.
  the approval of annual financial statements;

  10.
  the adoption, amendment or repeal of by-laws; and

  11.
  the review and approval of

  a.
  the content and filing of the Company's statement of reserves data and other oil and gas information;

  b.
  the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

  c.
  the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

  1.
  appointment of officers, other than executive officers;

  2.
  considering the appropriate size of the Board, with a view to facilitating effective decision-making;

  3.
  adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

  4.
  determining the remuneration of directors, auditors, and, if applicable, trustees of the pension funds;

  5.
  reviewing and recommending to shareholders, changes to capital structure;

  6.
  approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

  7.
  approving banking, borrowing and investment policies;

  8.
  determining dividend policy;

  9.
  developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

  10.
  approving the holding, location and date of meetings of shareholders;

  11.
  appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

  12.
  granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

  13.
  granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

  14.
  determining the number of directors and recommending nominees for election by the shareholders;

  15.
  if applicable, appointing trustees of the pension plans;

  16.
  approving amendments to the Company's existing plans: Pension Plans, Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

  17.
  approving the acquisition or disposition of certain corporate assets; and

  18.
  appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

  1.
  the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

Talisman Energy 2007 Management Proxy Circular 43

  2.
  the Audit Committee, to deal with financial reporting and control systems;

  3.
  the Pension Funds Committee, to deal with employee pension plans and related matters;

  4.
  the Management Succession and Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

  5.
  the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations; and

  6.
  the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors is currently comprised of 10 members. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Any five members of the Board of Directors constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Corporation.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

44 Talisman Energy 2007 Management Proxy Circular

QuickLinks

  Exhibit 99.8
Schedule A – Statement of Corporate Governance Practices
Terms of Reference – Board of Directors